EXHIBIT (d)(6)

OPTION NO. 0X-0X-XXX

CRYO-CELL INTERNATIONAL, INC.

INCENTIVE STOCK OPTION AGREEMENT

OPTION AGREEMENT dated                      between CRYO-CELL International, Inc., a Delaware corporation (the “Company”), and                      (the “Optionee”).

IT IS AGREED as follows:

1.	Grant of Option. By the determination of the Compensation Committee of the Board of Directors, the Company hereby grants to the Optionee the right and option to purchase an aggregate of ( ) shares of common stock of the Company at an initial option exercise price of one-dollar-seventy-seventy cents ($ ) per share as may be adjusted from time to time as provided herein.

2.	Option Period. The option granted hereby shall expire seven years from the date hereof, subject to earlier termination as provided herein.

3.	Exercise of Option.

A.	The option may be exercised per the following vesting schedule:

-            one-year from date of grant

-            two-years from date of grant

-            three-years from date of grant

The option then may be exercised from time to time as to all or part of the shares as to which such option shall then be exercisable.

B.	The Optionee may exercise the option by delivering to the Company a written notice duly signed by the Optionee stating the number of shares that the Optionee has elected to purchase and accompanied by payment (in cash or certified check) of an amount equal to the full purchase price for the shares to be purchased. Following receipt by the Company of such notice and full payment, the Company shall issue, as soon as practicable, the shares in the name of the Optionee and deliver the certificate therefore to the Optionee. Until the issuance of the certificate for such shares, the Optionee shall have none of the rights of a shareholder in respect to such shares.

4.	Employment. Nothing contained in this Option Agreement shall confer upon the Optionee any right to be continued in the employ of the Company or shall prevent the Company from terminating his/her employment at any time, with or without cause. If the Optionee’s employment with the Company is terminated involuntarily for cause then his/her option shall immediately terminate. If the employee’s employment is terminated without cause or the employee terminates his/her employment voluntarily, then such options may be exercised within three (3) months after the date he/she ceases to be an employee. “Cause” shall be defined as gross and willful misconduct during the course of the Optionee’s employment with the Company, as reasonably determined by the Company.

5.	Death. If the Optionee dies while employed by the Company or within three (3) months after he/she voluntarily resigns or retires, that portion of this Option which was exercisable by the Optionee at the time of death shall be exercisable by his/her legal representatives or beneficiaries for a period of one year from the date of such death.

6.	Non-Transferability of Option. This option shall be transferable to family members and certain trusts and partnerships to the full extent permissible under Section 4.5 of the plan.

7.	Entire Agreement. This Agreement is the entire agreement among the parties hereto with respect to the subject matter hereof and supercedes all prior agreements and understandings.

8.	Adjustments upon Change in Capitalization. If at any time after the date of grant of this option, the Company shall, by stock dividend, split-up, combination, reclassification or exchange, or through merger or consolidation, or otherwise, change its Shares into a different number of kind or class of shares to other securities or property, then the number of shares covered by this option and the price of each such shares shall be proportionately adjusted for any such change by the Board of Directors whose determination shall be conclusive. Any fraction of a share resulting from any adjustment shall be eliminated and the price per share of the remaining shares subject to this option adjusted accordingly.

9.	Notices. Any notice to be given by the Optionee hereunder shall be sent to the Company at its principal executive offices, and any notice from the Company to the Optionee shall be sent to the Optionee at his/hers address as set forth in the Company records; all such notices shall be in writing and shall be delivered in person or by registered or certified mail. Either party may change the address to which notices are to be sent by notice in writing given to the other in accordance with the terms hereof.

10.	Governing Law. The parties hereto acknowledge and agree that the option granted hereby is granted in the State of Florida. This Agreement, as well as the grant of such option and issuance of such shares, is and shall be governed by and construed in accordance with the laws of the State of Florida applicable to the agreements made and to be performed entirely within such State.

11.	Compliance with Regulatory Matters. The Optionee acknowledges that the issuance of shares of capital stock of the Company is subject to limitations imposed by federal and state law, and the Optionee hereby agrees that the Company shall not be obligated to issue any shares upon an attempted exercise of this Option that would cause the Company to violate law or any rule, regulation, order or consent decree of any regulatory authority (including without limitation the Securities and Exchange Commission (the “SEC”) ) having jurisdiction over the affairs of the Company. The Optionee agrees that he or she will provide the Company with such information as is reasonably requested by the Company or its counsel to determine whether the issuance of shares complies with the provisions described by this Section 11.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

CRYO-CELL International, Inc.

By:	Chairman & CEO	Employee Name